

UNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NDX Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3433 Broadway St., NE Suite 290
(No. and Street)

Minneapolis	Minnesota	55413
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTEN KOK (612) 331-8225
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristen Kok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NDX Trading, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Secretary
Title

Notary Public


CHAD THOMPSON
NOTARY PUBLIC
My Commission Expires 01/31/2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NDX TRADING, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2003

NDX TRADING, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

14175 Proton Road • Dallas, Texas 75244-3692 • www.cfllp.com
Phone: 972-387-4300 • 800-834-8586 • Fax: 972-960-2810

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
NDX Trading, Inc.

We have audited the accompanying statement of financial condition of NDX Trading, Inc. as of September 30, 2003 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NDX Trading, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



C F & Co., L.L.P.

Dallas, Texas
October 14, 2003

NDX TRADING, INC.
Statement of Financial Condition
September 30, 2003

ASSETS

Cash	$ 88,359
Receivable from brokers and dealers and clearing organizations	54,137
Due from Parent	23,066
Other assets	11,292
	$ 176,854

The accompanying notes are an integral part of these financial statements.

NDX TRADING, INC.
Statement of Financial Condition
September 30, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 26,819
	26,819
Stockholders' equity	
Common stock, 10,000 shares authorized with no par value, 2,000 shares issued and outstanding	44,225
Retained earnings	105,810
Total stockholders' equity	150,035
	$ 176,854

The accompanying notes are an integral part of these financial statements.

NDX TRADING, INC.
Statement of Income
For the Year Ended September 30, 2003

Revenues		
Securities commissions		$2,228,904
Interest income		13,816
		2,242,720
Expenses		
Employee compensation and benefits		439,716
Commissions and clearance paid to all other brokers		421,263
Communications		79,132
Promotional		3,291
Regulatory fees and expenses		28,735
Other expenses		1,291,689
		2,263,826
Net loss before income taxes		(21,106)
(Provision)/benefit for income taxes		
Federal - deferred	$ (12,104)	
State - deferred	(1,970)	
Total deferred	(14,074)	
State – current	(1,200)	(15,274)
Net loss		$ (36,380)

The accompanying notes are an integral part of these financial statements.

NDX TRADING, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2003

	Common Stock	Retained Earnings	Total
Balances at September 30, 2002	$ 44,225	$ 142,190	$ 186,415
Net loss		(36,380)	(36,380)
Balances at September 30, 2003	$ 44,225	$ 105,810	$ 150,035

The accompanying notes are an integral part of these financial statements.

NDX TRADING, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended
September 30, 2003

Balance at September 30, 2002	$ -0-
Increases	-0-
Decreases	-0-
Balance at September 30, 2003	$ -0-

The accompanying notes are an integral part of these financial statements.

NDX TRADING, INC.
Statement of Cash Flows
For the Year Ended September 30, 2003

Cash flows from operating activities:	
Net loss	$ (36,380)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from brokers and dealers	(14,852)
Increase in other assets	(160)
Decrease in deferred Federal income taxes	(23,066)
Increase in accrued expenses	5,585
Decrease in due to Parent	(62,860)
Net cash provided (used) by operating activities	(131,733)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(131,733)
Cash at beginning of period	220,092
Cash at end of period	$ 88,359

Supplemental Disclosures

Cash paid for:	
Income taxes	$ 1,200
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

NDX TRADING, INC.
Notes to Financial Statements
September 30, 2003

Note 1 - Summary of Significant Accounting Policies

NDX Trading, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In addition, the Company acts as exclusive selling agent in the sale of direct participation units in connection with bridge financing. The Company is a wholly-owned subsidiary of NDX Holdings (the "Parent").

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Approximately 95% of the Company's customers are located in the State of Minnesota.

Depreciation is provided for using an accelerated method over a period of one to five years which does not materially differ from generally accepted accounting principles. The fixed assets were fully depreciated at September 30, 2003.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2003, the Company had net capital of approximately $114,886 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .23 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company has an operating loss carryforward of approximately $144,144 as of September 30, 2003 which can be carried forward to 2017 and 2018 to reduce taxable income. The deferred tax asset has been reduced by a valuation allowance of $23,067. The changes in deferred tax assets are as follows:

	September 30, 2002 Deferred Tax Asset	Current Period Changes	September 30, 2003 Deferred Tax Asset
Federal	$ 32,050	$ 7,632	$ 39,682
State	5,090	1,361	6,451
	37,140	8,993	46,133
Valuation allowance	--	(23,067)	(23,067)
Amount per balance sheet	$ 37,140	$ (14,074)	$ 23,066

Note 5 - Related Party Consulting Agreements

The Parent has agreed by contract to provide telephone service, administrative services, office equipment and other overhead expenses to the Company. Expenses incurred under this contract through September 30, 2003 were $1,290,700. $23,066 was due from Parent at September 30, 2003 (see Note 4).

Note 6 - Concentrations of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

The Company at times maintained cash balances in a bank insured by the Federal Deposit Insurance Corporation, in excess of federally insured limits.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Retirement Plan

The Company sponsors a 401(k) salary reduction retirement plan. The plan covers all employees who are at least 21 years of age with at least one year of service and work in excess of 20 hours per week or 1,000 hours per year. Employees may elect to defer a portion of their gross salaries under the plan. The Company provides a discretionary contribution equal to a percentage of each employee's salary reduction. This percentage is determined annually. The Company's contribution for the year ended September 30, 2003 was $-0-.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

September 30, 2003

Schedule I

NDX TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 150,035
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	150,035
Deductions and/or charges	
Non-allowable assets:	
Due from Parent	23,066
Other assets	11,292
Net capital before haircuts on securities positions	115,677
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Other securities	791
Net capital	$ 114,886

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 26,819
Total aggregate indebtedness	$ 26,819

Schedule I (continued)

NDX TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,789
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 109,886
Excess net capital at 1000%	$ 112,204
Ratio: Aggregate indebtedness to net capital	.23 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 88,595
Adjustment of receivable from broker-dealer	14,582
Reduction of accrued expenses	11,709
Net capital per audited report	$ 114,886

Schedule II

NDX TRADING, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

September 30, 2003

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

14175 Proton Road • Dallas, Texas 75244-3692 • www.cfllp.com
Phone: 972-387-4300 • 800-834-8586 • Fax: 972-960-2810

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
NDX Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of NDX Trading, Inc. (the "Company"), for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



C F & Co., L.L.P.

Dallas, Texas
October 14, 2003